The Merger Fund VL

A Westchester Capital Fund

- Historically, minimal correlation with equities
- Historically, negative correlation with fixed income
- Positive correlation with interest rates

Investment Growth

Time Period: 5/25/2004 to 11/30/2018



■ The Merger Fund VL ┄ Wilshire Event Driven ┄ Barclays Agg Bond
▨ Benchmark: US 3-mo T-Bill

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 37,208,900

The total annual operating expense ratio of the Fund was 2.57%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2019 only with the approval of the Board of Trustees), total annual operating expenses were 1.84% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2018 prospectus.

Trailing Returns (as of month-end)

As of Date: 11/30/2018

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	1.68%	2.13%	6.57%	7.37%	3.88%	2.51%	3.78%	4.73%
Wilshire Event Driven	0.38%	-0.34%	1.29%	1.74%	1.67%	0.55%	3.04%	2.77%
Barc Agg Bond	0.60%	-0.84%	-1.79%	-1.34%	1.33%	2.03%	3.67%	3.90%
Benchmark: US 3-mo T-Bill	0.21%	0.53%	1.69%	1.80%	0.97%	0.59%	0.36%	1.33%
US Insurance Market Neutral	1.52%	1.97%	5.32%	5.82%	3.56%	1.04%	—	—

Trailing Returns (as of quarter-end)

As of Date: 9/30/2018

	MERVX
QTD	-0.18%
1 Year	5.38%
3 Years	3.75%
5 Years	2.43%
10 Years	3.40%
Since Inception	4.66%

Performance Relative to Peer Group

As of Date: 11/30/2018



◆ The Merger Fund VL ▽ Wilshire Event Driven ▷ Barclays Agg Bond
□ US Insurance Market Neutral

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	0.96%
Number of long positions:	82
Number of short positions:	15
Percent invested:	78.95%

TOP 10 Holdings   41.06%

1. Altaba Inc.
2. Twenty-First Century Fox, Inc Cl. B
3. Red Hat, Inc.
4. Express Scripts Holding Company
5. Shire PLC
6. Dell Technologies Inc. Class V
7. Aspen Insurance Holdings Limited
8. Valero Energy Partners LP
9. ARRIS International plc
10. Esterline Technologies Corp.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 12/1/2015 to 11/30/2018

	Merger VL	Wilshire Event Driven	Barc Agg Bond
Std Dev	2.87%	2.50%	2.72%
Sharpe Ratio	0.99	0.26	0.11
Sortino Ratio	1.71	0.33	0.16
Beta (vs S&P 500)	0.09	0.19	0.01
Correlation (vs S&P 500)	9.30	48.67	0.14
Beta (vs Barclays Agg)	-0.16	-0.03	1.00
Correlation (vs Barclays Agg)	2.43	0.08	100.00

Deal Terms



Cash	51.97%
Stock and Stub	25.61%
Cash & Stock	16.03%
Stock with Fixed Exchange Ratio	6.34%
Stock with Flexible Exchange Ratio (Collar)	0.05%

Regional Exposure



United States	88.49%
North America Offshore	4.39%
Europe ex-U.K.	3.60%
Asia ex-Japan	1.80%
Canada	1.30%
United Kingdom	0.25%
Mexico	0.14%

Sector Exposure



Information Tech.	18.25%
Communication Svcs	14.94%
Consumer Disc.	14.48%
Health Care	11.13%
Energy	10.92%
Other	10.81%
Industrials	9.41%
Materials	3.79%
Financials	3.21%
Real Estate	1.20%
Utilities	0.97%
Consumer Staples	0.87%